Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-	Company maintains healthy operating position with US$78.1 million in cash, cash equivalents and short-term investments as of June 30, 2022, runway through late 2023

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Three abstracts showcasing new findings related to eblasakimab have been accepted as e-posters at the 31st European Academy of Dermatology and Venereology (EADV) Annual Congress, from September 7 to 10, 2022, in Milan, Italy

-	The Phase 2b TREK-AD trial for eblasakimab in moderate-to-severe AD is on track to generate topline data in the first half of 2023

-	Company to host R&D Day; details will follow closer to the date of September 15, 2022

California and Singapore, August 12, 2022 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the second quarter ended June 30, 2022, and provided an update on recent corporate activities.

“This quarter, we advanced our understanding of eblasakimab’s differentiated profile and its role in reducing pruritic neuronal responses – which remains one of the most burdensome symptoms for AD patients – with late-breaking data presented at the Society for Investigative Dermatology meeting,” stated Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “These insights, and those that we are building with the initiation of new research collaborations related to eblasakimab’s unique mechanism of action, contribute key data on the distinct biological effects of eblasakimab’s selective targeting of the Type 2 receptor and its differentiation from current standard-of-care therapies. We look forward to sharing new insights on eblasakimab at the upcoming EADV Annual Congress in September as we continue to progress the TREK-AD trial of eblasakimab in moderate-severe AD and remain on track for a topline data readout from the trial in the first half of 2023.”

Second quarter 2022 and recent business highlights

Eblasakimab

•

In May, the Company presented new, late-breaking data on insights related to neuronal itch mechanisms through eblasakimab’s targeting of IL-13Ra1 at the Society for Investigative Dermatology (SID) Annual Meeting. The findings demonstrated that eblasakimab significantly reduced cytokine-enhanced neuronal responses to IL-4 and IL-13-driven itch by more than 40% versus control conditions (p=0.0001), and suggest eblasakimab’s unique mechanism of blocking IL-13Ra1 could provide a molecular basis for the significant reduction of pruritis scores observed in eblasakimab-treated moderate-to-severe AD patients in the Phase 1b clinical trial. Further data from the translational studies will be shared in the second half of 2022.

•

In June, the Company initiated a scientific collaboration with Dr Shawn Kwatra from Johns Hopkins University School of Medicine and Dr Madan Kwatra from Duke University Medical Center to explore the distinct role of IL-13 receptor signaling in AD. The collaboration is evaluating how IL-13Ra1-mediated allergic, inflammatory and regulatory pathways are affected by eblasakimab’s selective targeting of the Type 2 receptor. Research findings will be disclosed for presentation during the second half of 2022.

•

In June, the Company hosted the third episode in its series of Key Opinion Leader (KOL) webinars, the “A4 (Aspects of Atopic Dermatitis and ASLAN004/eblasakimab) Series: ‘Dialogues with International Thought Leaders in Dermatology’”. Peter Lio MD, Clinical Assistant Professor of Dermatology and Pediatrics at Northwestern University, discussed the limitations of the current treatment landscape in AD and the resulting unmet medical needs in patients who do not respond optimally to current standards of care. All three webinar episodes from the A4 series are available for replay here.

Farudodstat (ASLAN003)

•

In June, based on emerging clinical data for DHODH inhibitors in inflammatory bowel disease, the Company decided to prioritize the further development of farudodstat in autoimmune skin diseases. A clinical development plan is being finalized and a Phase 2 trial is expected to commence in the first half of 2023.

Anticipated upcoming milestones

•

Three abstracts with new data on biomarkers and patient reported outcome measures from the Phase 1b proof-of-concept trial of eblasakimab have been accepted for e-poster presentation at the 31st EADV Annual Congress held in person and virtually, from September 7 to 10, 2022, in Milan, Italy.

•	The Company will host a Research and Development (R&D) Day on September 15, 2022, with a hybrid in-person and virtual format. More information will be announced in the weeks ahead.

•	Topline data from the Phase 2b TREK-AD trial of eblasakimab is expected in the first half of 2023.

Second quarter 2022 financial highlights

•	Cash used in operating activities for the second quarter of 2022 was US$9.7 million compared to US$6.9 million in the same period in 2021.

•	Cash, cash equivalents and short-term investments as of June 30, 2022, were US$78.1 million.

•

Research and development expenses were US$10.0 million in the second quarter of 2022 compared to US$4.0 million in the second quarter of 2021. The increase was due to clinical development expenses and manufacturing costs related to eblasakimab TREK-AD Phase 2b trial.

•	General and administrative expenses were US$2.3 million in the second quarter of 2022 compared to US$3.8 million in the second quarter of 2021.

•	Net loss attributable to stockholders for the second quarter of 2022 was US$13.0 million compared to a net loss of US$5.4 million for the second quarter of 2021.

•

The weighted average number of American Depositary Shares (ADS) outstanding in the computation of basic loss per share for the second quarter of 2022 was 69.7 million (representing 348.7 million ordinary shares) compared to 69.6 million (representing 347.8 million ordinary shares) for the second quarter of 2021. One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	December 31, 2021 (audited)	June 30, 2022 (audit reviewed)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$90,167,967	$61,576,463
Short-term investments	—	16,543,352

Total cash, cash equivalents, and short-term investments	90,167,967	78,119,815

Other assets	3,612,846	2,244,246

Total current assets	$93,780,813	$80,364,061

NON-CURRENT ASSETS
Investment in associate company	494,728	132,247
Property, plant and equipment	34,979	44,596
Right-of-use assets	197,746	65,344
Intangible assets	9,956	7,896

Total non-current assets	737,409	250,083

TOTAL ASSETS	$94,518,222	$80,614,144

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$3,116,786	$9,442,905
Other payables	2,817,909	1,913,020
Lease liabilities - current	199,124	50,117
Financial liabilities at fair value through profit or loss	223,352	119,351

Total current liabilities	6,357,171	11,525,393

NON-CURRENT LIABILITIES
Long-term borrowings	30,857,308	36,420,039

Total non-current liabilities	30,857,308	36,420,039

Total liabilities	37,214,479	47,945,432

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,019,962
Capital surplus	221,467,061	222,803,698
Accumulated deficits	(227,004,332)	(252,976,000)
Other reserves	(178,948)	(178,948)

Total equity attributable to stockholders of the Company	57,303,743	32,668,712

Total equity	57,303,743	32,668,712

TOTAL LIABILITIES AND EQUITY	$94,518,222	$80,614,144

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2021	2022	2021	2022
OPERATING EXPENSES
General and administrative expenses	$(3,788,772)	$(2,319,516)	$(6,893,836)	$(4,855,050)
Research and development expenses	(4,044,521)	(9,980,936)	(7,795,493)	(19,339,046)

Total operating expenses	(7,833,293)	(12,300,453)	(14,689,329)	(24,194,095)

LOSS FROM OPERATIONS	(7,833,293)	(12,300,453)	(14,689,329)	(24,194,095)

NON-OPERATING INCOME AND EXPENSES
Other income	340,076	37,420	340,076	156,749
Interest income	20	41,373	157	43,797
Gain on dilution of subsidiary and recognition of associate	2,307,735	—	2,307,735	—
Impairment loss of associate accounted for using equity method	—	(50,109)	—	(50,109)
Other gains and losses	22,451	268,059	319,636	344,683
Finance costs	(203,428)	(877,300)	(614,902)	(1,960,321)

Total non-operating income and expenses	2,466,854	(580,557)	2,352,702	(1,465,201)

Share in losses of associated company, accounted for using equity method	(81,880)	(153,871)	(81,880)	(312,372)

LOSS BEFORE INCOME TAX	(5,448,319)	(13,034,881)	(12,418,507)	(25,971,668)

INCOME TAX EXPENSE	—	—	—	—

NET LOSS FOR THE PERIOD	(5,448,319)	(13,034,881)	(12,418,507)	(25,971,668)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	—	—	—	—

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(5,448,319)	$(13,034,881)	$(12,418,507)	$(25,971,668)

NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(5,429,026)	$(13,034,881)	$(12,149,543)	$(25,971,668)
Non-controlling interests	(19,293)	—	(268,964)	—

	$(5,448,319)	$(13,034,881)	$(12,418,507)	$(25,971,668)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(5,429,026)	$(13,034,881)	$(12,149,543)	$(25,971,668)
Non-controlling interests	(19,293)	—	(268,964)	—

	$(5,448,319)	$(13,034,881)	$(12,418,507)	$(25,971,668)

LOSS PER ORDINARY SHARE
Basic and diluted	$(0.02)	$(0.04)	$(0.04)	$(0.07)

LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.08)	$(0.19)	$(0.20)	$(0.35)

Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	347,799,933	348,723,365	302,985,377	348,723,365
Weighted-average number of ADS in the computation of basic loss per ADS	69,559,987	69,744,673	60,597,075	69,744,673

Each ADS represents five ordinary shares

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab (also known as ASLAN004), a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and farudodstat (also known as ASLAN003), a potent oral inhibitor of the enzyme DHODH, in autoimmune disease. ASLAN has a team in California, and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a treatment for autoimmune disease; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com